FOR IMMEDIATE RELEASE: November 9, 2026

VERSABANK SURPASSES TARGET OF US$1 BILLION IN ADDITIONAL U.S. STRUCTURED RECEIVABLE
PROGRAM FUNDINGS FOR FISCAL 2026; ACHIEVES RECORD QUARTERLY GROWTH FOR TOTAL ASSETS

- Bank to Report Fourth Quarter and Fiscal 2026 Financial Results on January 7, 2027 -

LONDON, ON - VersaBank ("VersaBank" or the "Bank") (TSX:VBNK; NASDAQ:VBNK), a North American leader in business-to-business digital banking, digital asset technology and technology solutions for cybersecurity, today announced it has surpassed its target of US$1 billion in additional U.S. Structured Receivable Program (SRP) fundings in fiscal 2026 (ended October 31), significantly ahead of its revised timeframe of achieving the US$1 billion target by calendar year end.  Approximately 94% of SRP fundings in fiscal 2026 were through the Bank's core higher-margin SRP.

The strong growth of the SRP in the United States, combined with accelerated growth of the SRP in Canada, is estimated to have resulted in the Bank adding C$969 million in total assets during the fourth quarter of fiscal 2026, more than double the previous record of $435 million achieved in the third quarter of fiscal 2026, and representing growth of more than 14% since the end of the third quarter of fiscal 2026 (ended July 31).  This growth drove the Bank's total assets at the end of the fourth quarter.

"The recent launch of our Real-Time SRP is driving increased demand and faster than expected growth of our SRP in the United States, as well as accelerated growth in Canada," said David Taylor, Founder and President, VersaBank.  "Importantly, as our U.S. SRP portfolio grows, we are increasingly benefitting from the higher net interest margin in that market, as well as the greater efficiency of our U.S. operations.  All of this gives us great confidence in our ability to achieve our target of adding US$3 billion (C$4 billion) in SRP fundings in the U.S. and C$3 billion in SRP fundings in Canada - a total of C$7 billion - before the end of calendar 2027."

VersaBank expects to report its full fourth quarter and fiscal 2026 financial results and host a conference call to discuss those results on January 7, 2027.  The Bank will provide details of the conference call via news release in the weeks prior to the reporting date.

ABOUT VERSABANK

VersaBank is a North American bank with a difference.  Federally chartered in both Canada and the U.S., VersaBank has a branchless, digital, business-to-business model based on its proprietary state-of-the-art technology that enables it to profitably address underserved segments of the banking industry in a significantly risk mitigated manner. Because VersaBank obtains substantially all of its deposits and undertakes the majority of its funding activities electronically through financial intermediary partners, it benefits from significant operating leverage that drives efficiency and return on common equity.  In August 2024, VersaBank launched its unique Structured Receivable Program funding solution for point-of-sale finance companies, which has been highly successful in Canada for over 15 years, to the underserved multi-trillion-dollar U.S. market.  VersaBank also owns Minnesota-based DRT Cyber Inc., a North American leader in the provision of cyber security services to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities.  Through DRT Cyber Inc., VersaBank owns proprietary intellectual property and technology to enable the next generation of digital assets for the banking and financial community, including the Bank's revolutionary and proprietary Real Bank Tokenized DepositsTM.

VersaBank's Common Shares trade on the Toronto Stock Exchange and NASDAQ under the symbol VBNK.

FORWARD-LOOKING STATEMENTS

VersaBank's public communications often include written or oral forward-looking statements. Statements of this type are included in this press release and may also be included in other securities filings or in other communications. All such statements are made pursuant to the "safe harbor" provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. The statements in this press release that relate to future events or future performance are forward-looking statements, including statements regarding the anticipated demand for VersaBank's Real-Time Structured Receivable Program, the ability to achieve future growth, or the timing and extent of future Structured Receivable Program funding growth.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, many of which are beyond VersaBank's control. There is a risk that predictions, forecasts, projections and other forward-looking statements will not be achieved. Readers are cautioned not to place undue reliance on these forward-looking statements, as a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such statements. These factors include, but are not limited to: the strength of the Canadian and US economies in general and the local economies within which VersaBank operates; the effects of changes in monetary and fiscal policy, including changes in interest rate policies of the Bank of Canada and the US Federal Reserve; global commodity prices; the effects of competition in the markets in which VersaBank operates; inflation; capital market fluctuations; the timely development and introduction of new products in receptive markets; the impact of changes in laws, including trade laws and tariffs, and regulations applicable to financial services; changes in tax laws; technological changes; unexpected judicial or regulatory proceedings; unexpected changes in consumer spending and savings habits; the impact of wars or conflicts and related effects on global supply chains and markets; the impact of outbreaks of disease or illness affecting local, national or international economies; the possible effects of terrorist activities; natural disasters and disruptions to public infrastructure (including transportation, communications, power or water supply); and VersaBank's ability to anticipate and manage the risks associated with these factors.

The foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors as well as other uncertainties and potential events. The forward-looking information contained in this press release is presented to assist VersaBank shareholders and others in understanding VersaBank's financial position and may not be appropriate for any other purposes. Except as required by applicable securities laws, VersaBank does not undertake to update any forward-looking statement contained in this press release or made from time to time by VersaBank or on its behalf.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Lawrence Chamberlain

Global Senior Vice President, Investor and Stakeholder Relations

(416) 540-7486

lawrencec@versabank.com

Visit our website at:  www.versabank.com

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